

August 5, 2010

Via U.S. Mail

Steven A. Subick
President
Sterilite Solutions, Corp.
41738 W. Hillman Drive
Maricopa, AZ 85239
Glassport, PA 15045

> **Re:**   **Sterilite Solutions, Corp.**
> **Amendment No.2 to Registration Statement on Form S-1**
> **Filed: August 3, 2010**
> **File No.: 333-167607**

Dear Mr. Subick:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your response to comment four in our letter dated July 14, 2010; however, the proposed disclosure was not included in the cover page. Please revise.

2. We note your response and revised disclosure in response to comment five in our letter dated July 14, 2010. Your disclosure does not specifically state, however, that management will have direct access to the corporate account in which the offering proceeds will be placed during the offering period. Please revise your prospectus disclosures accordingly.

<u>Risk Factors, page 4</u>

<u>As a result of our placing your invested funds into a separate corporate account as
opposed to an escrow account, the funds are subject to attachment by creditors…, page 6</u>

3. We note your disclosure in response to comment five in our letter dated July 14,
    2010. As noted in our prior comment five, please expand this risk factor to
    include the risks resulting from management having direct access to the offering
    proceeds.

<u>Selling Stockholders, page 13</u>

4. We note that you have removed disclosure related to whether the selling
    stockholder is a broker dealer or an affiliate of a broker-dealer. Please advise or
    otherwise revise your registration statement to include the removed disclosure.

<u>Plan of Distribution, page 19</u>

5. We note your response to comment 15 in our letter dated July 14, 2010. Please
    change the word "summary" to supplement on page 20.

<u>Description of Business, page 23</u>

<u>Business of Issuer, page 24</u>

6. We note your response and revised disclosure in response to comment 24 in our
    letter dated July 14, 2010; however, you did not address to whom you attribute the
    statements made in your disclosure. Please advise. We may have additional
    comments following the review of your response.

<u>Hard-Surface Disinfection Applications, page 26</u>

7. We note your revised disclosure in response to comment 25 in our letter dated
    July 14, 2010 as well as the supplemental information in response to this prior
    comment. Please tell us whether the Catalyst Financial Resources LLC report
    represents information that is publicly available, or whether it was commissioned
    by you or IET for a fee. In addition, please tell us whether the disclosure in this
    section as well as the "Agricultural Applications" section represents
    management's beliefs related to the product's performance and characteristics, or
    whether it represents solely the findings in the Catalyst report. We may have
    additional comments upon review of your response.

Agricultural Applications, page 26

8. We note your revised disclosure in response to comment 26 in our letter dated July 14, 2010. Please tell us to whom you attribute the quoted language. In addition, please confirm that the supplemental information provided by Reckitt Benckiser Professional is publicly available and not prepared for your for a fee.

Market and Revenue Generation, page 27

9. We note your response to comment 27 in our letter dated July 14, 2010; however, it appears that you have not included the disclosure in the filing. Please revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Plan of Operation, page 30
Summary of any product research and development that we will perform for the term of the plan, page 31

10. We note your revised disclosure in response to comment 29 in our letter dated July 14, 2010. It appears that your activities amount to product testing and demonstration rather than research and development activities. Please consider revising your disclosure accordingly.

Exhibit 5 – Opinion of Stoecklein Law Group

11. We note that counsel did not address comment 31 in our letter dated July 14, 2010. We re-issue the comment.

12. We note that counsel revised its opinion in response to comment 32 in our letter dated July 14, 2010; however, since the 600,000 shares of common stock will be issued by the company in the offering, counsel's opinion should state that these shares will be validly issued, fully paid and nonassessable.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: *Stoecklein Law Group*
        via facsimile at (619) 704-0556